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              	     SECURITIES AND EXCHANGE COMMISSION
			                      Washington, DC 20549


                        				SCHEDULE 13D
		             Under the Securities Exchange Act of 1934


                  		    (Amendment No. 1 )*

               			 Brandon Systems Corporation
			                     (Name of Issuer)
				                      Common Stock
			              (Title of Class of Securities)

                     				  105303101
			                     	(CUSIP Number)

     	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	            115 South Jefferson Road, Whippany, NJ 07981
 			                     (201) 739-2202
           		(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				May 24, 1996
        	(Date of Event which Requires Filing of this Statement)


    	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

    	Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  105303101

                            				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                           								(a) [  ]
						                                           		(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	       ITEMS 2(d)(e):
								                                               [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                 		7       SOLE VOTING POWER:

                               			0

	                 	8       SHARED VOTING POWER:

                               			0

	                 	9       SOLE DISPOSITIVE POWER:

                               			0

	                	10      SHARED DISPOSITIVE POWER:

                               			0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	                               		0

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
                                             								  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                             			0.0

14      TYPE OF REPORTING PERSON*:
	       BD

            			See Instructions Before Filling Out!





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               			Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of Brandon Systems Corporation (the "Issuer").

 Item 3:  Source and Amount of Funds or Other Consideration

    	The aggregate amount of funds used in making the purchases of 13,600 shares of Common Stock of the Issuer referred to in Item 5(c) hereof was approximately $566,266.00.


Item 5:  Interest in Securities of the Issuer (as of 5/24/96)

	(a)	The responses of Bear Stearns to Rows (11) through (13) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

	(b)	The responses of Bear Stearns to Rows (7) through (10) of the
   		cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

	(c)	Since the date of its initial filing on Schedule 13D, Bear
   		Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

	(d)	Not Applicable.

	(e)	On May 24, 1996, Interim Services Inc. announced the completion
   		of its merger with Brandon Systems Corporation.  Pursuant to the
	   	merger agreement, Brandon Systems shareholders received .88
		   shares of Interim Technology for each common share of the Issuer
	   	owned.  Accordingly, Bear Stearns ceased to be the beneficial
	   	owner of more than five percent of the Common Stock of the
	   	Issuer on May 24, 1996.







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Signature:

    	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:                                          BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
				                                             		Senior Managing Director







            		      APPENDIX I
	            	BEAR, STEARNS & CO. INC.

          		Brandon Systems Corporation
      		Trading from 5/16/96 through 5/24/96

DATE	  QUANTITY   	DESCRIPTION	         	PRICE / ENTRY	   AMOUNT
5/24/96	   233,100	Brandon Systems Corp.    	Exchanged
5/23/96	       200	Brandon Systems Corp.    	42.5000		  8,500.00
5/23/96	      1000	Brandon Systems Corp.    	42.2500		 42,250.00
5/21/96	      8000	Brandon Systems Corp.    	42 8375		334,700.00
5/20/96	       400	Brandon Systems Corp.    	41.6250		 16,650.00
5/16/96	      4000	Brandon Systems Corp.    	41 0417		164,166.80



		                  APPENDIX I
	            	BEAR, STEARNS & CO. INC.

         	 	Brandon Systems Corporatio
	       	Trading from 5/16/96 through 5/24/9
	            	(Various Discretionary Accounts)
            		(Aggregate Transactions)

DATE    QUANTITY  DESCRIPTION	          	PRICE / ENTRY     	AMOUNT
5/24/96  	36,500		Brandon Systems Corp.     	Exchanged